UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
A. M. CASTLE & CO.
(Exact name of registrant as specified in its charter)

Maryland	36-0879160
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523
(Address of principal executive offices)

Registrant’s telephone number, including area code: (847) 455-7111

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☒
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share

Item 1.    Description of Registrant’s Securities to be Registered.
General
As previously disclosed by A. M. Castle & Co., a Maryland corporation (the “Company”), on August 2, 2017 the United States Bankruptcy Court for the District of Delaware issued an order confirming the amended prepackaged joint plan of reorganization of the Company and certain of its domestic subsidiaries (the “Debtors”) dated July 25, 2017 (as amended and supplemented, the “Plan”), pursuant to chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).
On August 31, 2017 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. On that date, all previously issued and outstanding Equity Interests in Parent (as defined in the Plan and which include the Company’s prior common stock, $0.01 par value per share, warrants to purchase 2,500,000 shares of the Company’s prior common stock at an exercise price of $0.50 per share, and warrants to purchase 2,500,000 shares of the Company’s prior common stock at an exercise price of $0.65 per share) were automatically cancelled and extinguished as of such date. Pursuant to the Plan, on the Effective Date, the Company created a new class of common stock, par value $0.01 per share (the “New Common Stock”), and issued approximately 3,734,385 shares of New Common Stock (including grants made under the Company's Management Incentive Plan). The Company has reserved an additional 1,580,843 shares of New Common Stock for post-Effective Date grants as well as an aggregate original principal amount of $2,400,000 of Second Lien Notes under the Company’s Management Incentive Plan. This registration statement registers the New Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Also on the Effective Date, the Company filed Articles of Amendment and Restatement (the “Charter”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”), adopted Amended and Restated Bylaws (the “Bylaws”), entered into a Stockholders Agreement dated as of the Effective Date with the stockholders of the Company signatory thereto (the “Stockholders Agreement”), and entered into a Registration Rights Agreement dated as of the Effective Date with the stockholders of the Company signatory thereto (the “Registration Rights Agreement”). The following description of the New Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Charter, the Bylaws, the Stockholders Agreement and the Registration Rights Agreement, copies of which are attached to this registration statement as Exhibit 3.1, Exhibit 3.2, Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference. Additionally, the Maryland General Corporation Law (the “MGCL”) contains provisions which affect the capital stock of the Company.
Authorized Capital Stock
The Charter provides that the Company is authorized to issue 200,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $.01 par value per share, which shares of common stock are referred to herein as the “New Common Stock.”
New Common Stock
The New Common Stock carries the following rights:
Voting. Holders of the New Common Stock are entitled to one vote per share of New Common Stock owned as of the relevant record date on all matters submitted to a vote of stockholders. Except as otherwise provided in the Charter, holders of New Common Stock (as well as holders of any preferred stock of the Company entitled to vote with such common stockholders) vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There is no cumulative voting in the election of directors of the Company. Directors are elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters are determined by the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, under applicable law, the rules or regulations of any stock exchange applicable to the Company, the Charter, the Bylaws or the Stockholders Agreement, a different vote is required, in which case such provision shall govern and control the vote required to approve such matter.
Dividends and other Distributions. Subject to the preferential rights of holders of any other class or series of stock of the Company, holders of shares of New Common Stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by the board of directors of the Company out of assets legally available therefor and declared by the Company.
Liquidation, dissolution or winding up. Subject to the preferential rights of holders of any other class or series of stock of the Company, holders of shares of New Common Stock are entitled to share ratably in the Company’s assets legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company after payment or establishment of reserves for all known debts and liabilities of the Company.
Restrictions on transfer. The New Common Stock is not subject to restrictions on transfer as a result of the Charter or the Bylaws. Nevertheless, stockholders party to the Stockholders Agreement are subject to restrictions on transfer and there may be restrictions on transfer imposed by applicable securities laws or by the terms of other agreements entered into in the future. To the extent transfer restrictions apply, the Stockholders Agreement and the MGCL require the Company to place restrictive legends on its stock certificates, or state on such certificates that the Company will furnish a full statement of such restrictions on request and without charge.
Liability protection. Under Maryland law, stockholders generally are not personally liable for the Company’s debts or obligations solely as a result of their status as stockholders.
Other rights. Holders of shares of the New Common Stock have no preference, conversion, exchange, sinking fund, redemption rights or appraisal rights and have no preemptive rights to subscribe for any securities of the Company, except as otherwise provided in the Stockholders Agreement.
The rights, preferences and privileges of the holders of the New Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any class or series of preferred stock that may be issued by the Company.
Preferred Stock
As of August 31, 2017, the Company has no shares of preferred stock authorized or outstanding. Under the Charter, the Company’s board of directors is authorized, without further action by the Company’s stockholders, to classify or reclassify, in one or more classes or series, any unissued shares of New Common Stock by setting or changing the number of shares constituting such class or series and the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of such shares and, if so classified or reclassified, the Company must file for record with the SDAT articles supplementary in substance and form as prescribed by the MGCL. If shares of one class or series of stock are classified or reclassified into shares of another class or series of stock, the number of authorized shares of the former class will be automatically decreased and the number of authorized shares of the latter class or series will be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Company has authority to issue will not be more than 200,000,000.
The Company believes that the power of the board of directors to classify or reclassify unissued shares of stock and thereafter to authorize the Company to issue such classified or reclassified shares of stock provides the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. However, the board of directors of the Company could authorize the issuance of shares of preferred stock that have priority over shares of the New Common Stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions, including voting rights, that could have the effect of delaying, deferring or preventing a transaction or a change of control of the Company that might involve a premium price for holders of the New Common Stock or that the common stockholders otherwise believe to be in their best interests. As a result of these and other factors, the issuance of preferred stock could have an adverse impact on the market price of the New Common Stock.
Limitation on Issuance of Nonvoting Equity Securities
The Charter provides that the Company will not issue non-voting equity securities; provided, however, the foregoing restriction will (i) have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (ii) only have such force and effect for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Company and (iii) not apply to the issuance of any options or warrants to purchase stock of the Company or any other equity securities authorized by the board of directors to be issued under the Company’s management equity incentive plan or any other employee compensation plan or arrangement of the Company. The prohibition on the issuance of non-voting equity securities is in compliance with Section 1123(a)(6) of the Bankruptcy Code.
Takeover Defense Provisions under Maryland Law and the Charter and the Bylaws
The MGCL, Charter and Bylaws contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for shares of the New Common Stock or otherwise be in the best interests of the Company’s stockholders.
No Cumulative Voting. The Charter does not provide for cumulative voting with respect to the election of directors or any other matters. The absence of cumulative voting in the election of directors may make it more difficult for a stockholder who acquires a substantial minority of shares to obtain representation on the board of directors. To the extent that it impedes the ability of a stockholder to obtain representation, the absence of cumulative voting may render more difficult any attempt by a minority stockholder or group of holders of voting shares of stock to change or influence the management or policies of the Company, and might be viewed as perpetuating incumbent management. In addition, the absence of cumulative voting may render more difficult or discourage entirely a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of the Company’s stock. Mergers and other business combinations sometimes result in stockholders receiving a premium over the market price for their shares of stock.
Subtitle 8. Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:
•a classified board;
•a two-thirds vote requirement for removing a director;
•a requirement that the number of directors be fixed only by vote of the directors;
•a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The Company has elected by a provision in the Charter to be subject to the provisions of Subtitle 8 relating to a majority requirement for the calling of a stockholder-requested special meeting. Through provisions in the Charter and the Bylaws unrelated to Subtitle 8, the Company already vests in the board of directors the exclusive power to fix the number of directors. However, as permitted by the MGCL, by resolution of its board of directors, the Company has opted out of the provisions of Subtitle 8 relating to the classification of the board and the two-thirds vote requirement for removing a director. In addition, the Company is prohibited from classifying the board of directors pursuant to Subtitle 8, unless such decision is approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors. In the future, the board of directors may elect, without stockholder approval, to elect to be subject to one or more of the other provisions of Subtitle 8.
Removal of Directors. Subject to the Stockholders Agreement and the rights of holders of shares of one or more classes or series of preferred stock to elect or remove one or more directors elected by holders of shares of such class or series of preferred stock, (a) any director designated by a Designating Stockholder (as such term is defined in the Stockholders Agreement) may be removed at any time by the affirmative vote of holders of shares of New Common Stock entitled to cast a majority of all the votes entitled to be cast generally in the election of directors, with or without cause, and (b) any other director may be removed at any time by the affirmative vote of holders of shares of New Common Stock entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors, with or without cause.
Special Meetings of Stockholders. Special meetings of stockholders may be called by the chairman of the Company’s board of directors, the president and the board of directors. Additionally, subject to the provisions of the Bylaws, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by the secretary of the Company upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in the Bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.
Advance Notice of Director Nominations and New Business. The Bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to the Company’s notice of meeting, (2) by or at the direction of the board of directors, (3) by any stockholder (a) who was a stockholder of record both at the time of giving the notice required by the Bylaws and at the time of the meeting, (b) who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and (c) who has complied with the advance notice procedures of the Bylaws, or (4) as otherwise provided in the Stockholders Agreement. Stockholders generally must provide notice to the secretary of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of preceding year’s annual meeting.
Only the business specified in the notice of the meeting may be brought before a special meeting of stockholders of the Company. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting, (2) by or at the direction of the board of directors, (3) if the special meeting has been called in accordance with the Bylaws for the purpose of electing directors, by a stockholder (a) who is a stockholder of record both at the time of giving the notice required by the Bylaws and at the time of the special meeting, (b) who is entitled to vote at the meeting in the election of each individual so nominated and (c) who has complied with the advance notice procedures of the Bylaws, or (4) as otherwise provided in the Stockholders Agreement. Stockholders generally must provide notice to the secretary of the Company not earlier than the close of business 120th day before such special meeting and not later than the close of business on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting.
A stockholder’s notice must contain certain information specified by the Bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in the Company.

Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of the corporation; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

•
A person is not an interested stockholder under the statute if the board of directors of the corporation approved in advance the transaction by which the person otherwise would have become an interested stockholder.
After such five-year period, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

•
These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.
The business combination statute may discourage others from trying to acquire control of the Company and increase the difficulty of consummating any offer.
Pursuant to the statute, the board of directors of the Company has by resolution exempted business combinations between the Company and any stockholder party to the Stockholders Agreement and between the Company and any other person, provided that in the latter case the business combination is first approved by the board of directors (including a majority of the Company’s directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between the Company and any stockholder party to the Stockholders Agreement or to a business combination between the Company and any other person if the board of directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with the Company that may not be in the best interests of stockholders of the Company, without compliance with the supermajority vote requirements and other provisions of the statute. The Company cannot assure you that the board of directors will not amend or repeal this resolution in the future.
Control Shares. The Charter provides that the provisions of Title 3, Subtitle 7 of the MGCL (or any successor statute) shall not be applicable to any acquisition by any person of shares of stock of the Company.

By this provision, the Company has opted out of provisions of Maryland law that provide that holders of “control shares” of the Company (defined as voting shares of stock that, if aggregated with all other such shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by stockholders of the Company by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. In order to be subject to the control share provisions of Maryland law in the future, the Company would be required to amend this provision of the Charter through board approval and a stockholder vote.
Corporate Opportunities. The MGCL permits a Maryland corporation to renounce, in its charter or by resolution of its board of directors, any interest or expectancy in certain opportunities that are presented to the corporation or its directors or officers. In the Stockholders Agreement, which has been approved by resolution of the Company’s board of directors, the Company, on behalf of itself and its subsidiaries, has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity (as defined in the Stockholders Agreement) that may be presented to or become known to any stockholder who is party to the Stockholders Agreement or any of its affiliates or any director (other than any such person who is an employee or officer of the Company or any of its subsidiaries) other than any such opportunity presented to a director of the Company in his or her capacity as such. The term “Specified Activity” is defined as (i) engaging in the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries or (iii) doing business with any client or customer of the Company or any of its subsidiaries.
Additionally, in the Stockholders Agreement, the Company has agreed that no stockholder of the Company who is a party to the Stockholders Agreement or any of its affiliates or any directors of the Company (other than any such person who is an employee or officer of the Company or any of its subsidiaries) is under any obligation to refrain from any Specified Activities. In the Stockholders Agreement, the Company (on behalf of itself and its subsidiaries) has waived, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its subsidiaries, the stockholders of the Company who are party to the Stockholders Agreement, their permitted transferees, and any directors of the Company other than any such person who is an employee or officer of the Company or any of its subsidiaries.
Indemnification and Limitation of Directors’ and Officers’ Liability
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.
The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party to, or witness in, by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

o	was committed in bad faith; or

o	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•
a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

The Charter and the Bylaws obligate the Company, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, to:

•	any present or former director of the Company;

•
the Company’s present or former chief executive officer, president, chief financial officer, general counsel, treasurer, secretary, division presidents and executive vice presidents and any and all other executive officers of the Company who are elected by the board of directors; and

•
any person designated as an authorized representative by the board of directors (which may, but need not, include any person serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise).

The Bylaws also permit the Company, with the approval of the board of directors, to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any agent of the Company or a predecessor of the Company.
The Company maintains a directors’ and officers’ liability insurance policy. The policy insures the Company’s directors and officers against unindemnified losses ensuing from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which the Company has lawfully indemnified the directors and officers.
The Company has or will also enter into indemnification agreements with each member of the board of directors and each of the Company’s executive officers. These agreements generally provide that, if the director or officer becomes involved in a proceeding (as defined in the agreement) by reason of such director’s or officer’s corporate status (as defined in the agreement), the Company will indemnify the director or officer to the fullest extent permitted by Maryland law as described above.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling the Company for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission

(the “SEC”), this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Merger, Conversion, Sale of Assets, Dissolution
Under the MGCL, a Maryland corporation generally may not merge or consolidate with, or convert to, another entity, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. The Charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on such matters, unless the action is approved by the unanimous vote of the board of directors, in which case the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter is necessary to approve such action.
Amendments to the Charter
The Charter provides that any amendment to the Charter must be approved by (a) a majority of the Company’s board of directors and the affirmative vote of the proportion of holders of shares required by statute (which is two-thirds of the votes entitled to be cast on the matter) or (b) the unanimous vote of the Company’s board of directors and the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter. In addition, a majority of the Company’s board of directors may amend the charter, without stockholder approval, in order to change the name of the Company or to change the name or other designation or the par value of any class or series of stock of the Company and the aggregate par value of the stock of the Company.
Amendments to the Bylaws
The Bylaws provide that, except as otherwise provided in the Charter or the Stockholders Agreement, the Company’s board of directors has the exclusive power to make, alter or repeal the Bylaws.
Forum Selection
The Bylaws require, subject to limited exceptions, that any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of any duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders and other similar actions, may be brought only in specified courts in the State of Maryland. Although the Company believes this provision will benefit the Company by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of Maryland law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company or its directors, officers and other employees.
Stockholders Agreement
Pursuant to the Plan, on the Effective Date, the Company and certain of its stockholders (the “Stockholder Parties”) executed the Stockholders Agreement. The Stockholder Parties include Highbridge Capital Management, LLC (“Highbridge”), Whitebox Advisors LLC (“Whitebox”), SGF, Inc. (“SGF”), Corre Partners Management, LLC (“Corre”), Wolverine Flagship Fund Trading Limited (“WFF”), and certain members of the Company’s management. Under the Charter and Bylaws, any inconsistency between the Charter or Bylaws, on the one hand, and the Stockholders Agreement, on the other hand, will be resolved in favor of the Stockholders Agreement, except to the extent the conflicting provisions are based on mandatory provisions of Maryland law.

Board Composition. Under the Stockholders Agreement, the Stockholder Parties have agreed that the Company’s initial board of directors will be comprised of five directors, as follows: (i) one director designated by Highbridge; (ii) one director designated by Whitebox; (iii) one director designated by SGF; (iv) one director, who must be an Independent Director, designated by mutual agreement of Corre and WFF (together with Highbridge, Whitebox and SGF, the “Designating Stockholders”); and (v) one director, who must be the President and Chief Executive Officer of the Company. The term “Independent Director” is defined to refer to a director who qualifies as an “independent director” of the Company under NASDAQ Marketplace Rule 5605(a)(2) (assuming for this purpose that it applies to such person).
Under the Stockholders Agreement, the Stockholder Parties have agreed that, following the Effective Date, (i) the number of Directors will be fixed from time to time by the Company’s board of directors as provided for in the Charter and Bylaws and (ii) the Designating Stockholders will continue to have the right to designate members of the Company’s board of directors until such time as such right (a “Board Designation Right”) may be lost in accordance with the Stockholders Agreement.
In general, each committee of the board of directors must include a director designated by a Designating Stockholder, for so long as such Designating Stockholder retains its Board Designation Right and to the extent requested by such Designating Stockholder.
The Stockholder Parties have agreed, in the Stockholders Agreement, to vote all of their shares of New Common Stock and other voting equity securities, execute proxies or written consents, as the case may be, and take all other necessary action in order to ensure that the composition of the Board is as set forth in the Stockholders Agreement and to ensure that the Charter and Bylaws both (i) facilitate, and do not at any time conflict with, any provision of Stockholders Agreement and (ii) permit the Stockholder Parties to receive the benefits to which they are entitled under the Stockholders Agreement.
Preemptive Rights. Until the earlier of an initial public offering or a change of control of the Company, each Stockholder Party that owns at least 5% of the then-issued and outstanding shares of New Common Stock has preemptive rights with respect to any proposal by the Company to issue, in a single transaction or a series of related transactions, any additional stock or other equity securities, or any rights to subscribe for, or option to purchase, or otherwise acquire, any stock or equity securities of the Company to any affiliate(s) or stockholder(s) of the Company holding in the aggregate at least 10% of the issued and outstanding shares of the New Common Stock, or enter into any contract relating to the issuance of such securities through a private issuance or private placement to such person(s).
Restrictions on Transfer. Shares of the New Common Stock held by the Stockholder Parties, and the rights of Stockholder Parties under the Stockholders Agreement, are subject to restrictions on transfer as set forth in the Stockholders Agreement.
Tag-Along Rights. The Stockholders Agreement provides that, in the event that one or more Stockholder Parties (the “Selling Stockholders”) propose to transfer, in a single transaction or a series of related transactions, to a third party purchaser twenty percent (20%) or more of the issued and outstanding shares of New Common Stock in certain types of transfers permitted or approved in accordance with the Stockholder Agreement (any such transfer, a “Tag-Along Sale”), each other Stockholder Party shall have the right, but not the obligation, to participate in such Tag-Along Sale at the same price per share of New Common Stock as the Selling Stockholders and on the same terms as the Tag-Along Sale proposed by the Selling Stockholders.
Drag-Along Rights. The Stockholders Agreement provides that, in the event that one or more Stockholder Parties collectively holding at least a majority in interest in the aggregate of the issued and outstanding shares of New Common Stock of the Company (the “Dragging Stockholders”) receive an offer from a third party purchaser to purchase or otherwise acquire in a transaction (or a series of related transactions) at least a majority of the issued and outstanding shares of New Common Stock of the Company (any such transaction, a “Drag-Along Sale”), then the Dragging Stockholders have the right, by written notice to each Stockholder Party prior to the proposed effective date of the proposed Drag-Along Sale, to compel each Stockholder Party to sell a proportionate amount of its shares of New Common Stock in the proposed Drag-Along Sale for the same price per share of New Common Stock and on the same terms as the Drag-Along Sale.
IPO Cooperation; Books and Records. Under the Stockholders Agreement, the Stockholder Parties have agreed, in connection with any initial public offering of the Company, to cooperate with each other and with the Company and to take all such action as may be reasonably required in connection therewith to effectuate, or cause to be effectuated, such initial public offering. Additionally, under the Stockholders Agreement, the Stockholder Parties are entitled to access to inspect the Company’s books and records and to discuss the Company’s and its subsidiaries’ affairs with members of the Company’s management.
The foregoing description is a summary and is qualified in its entirety by reference to the Stockholders Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by this reference.
Registration Rights
Pursuant to the Plan, on the Effective Date, the Company and the recipients of certain of its securities under the Plan entered into a Registration Rights Agreement. Under the Registration Rights Agreement, the Company has granted registration rights to those recipients who are party to the Registration Rights Agreement (the “Investors”) with respect to certain Registrable Securities.
Initial Registration. Pursuant to the Registration Rights Agreement, the Company is required to prepare a registration statement on Form S-3 covering the resale of Initial Registrable Securities (as defined in the Registration Rights Agreement) and, as soon as reasonably practicable, file the registration statement with the SEC. The registration statement must be filed on or before the later of (i) 60 days after the Effective Date and (ii) the date specified in a written notice to the Company by the holders of at least a majority of the Registrable Securities (calculated on an as-converted basis). The registration statement must cover (i) the shares of New Common Stock issued to the Investors pursuant to the Plan plus (ii) 125% of the number of shares of New Common Stock issuable upon conversion of the Notes (the “Notes”) issued pursuant to the Plan (without regard to any payments made in respect of any premium, make-whole premium or fundamental change) as of the trading day immediately preceding the filing deadline for registration statement and, to the extent permitted by SEC guidance, must also include an indeterminate number of shares of New Common Stock issuable upon conversion of the Notes as a result of adjustments to the conversion rate pursuant to the indenture for the Notes. The term “Initial Registrable Securities” includes (i) all shares of the New Common Stock beneficially owned by the Investors as of the business day prior to the date of the initial filing of such registration statement, (ii) all shares of New Common Stock issued or issuable pursuant to the terms of Notes beneficially owned by the Investors as of such date, and (iii) any shares of capital stock issued or issuable with respect to the Notes or the New Common Stock described in clause (i) or (ii) as a result of any stock split, stock dividend, recapitalization, exchange or similar event. The Company will be required to use its commercially reasonable efforts to have the registration statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.
Additional Registration. From time to time, the Investors may, by written notice to the Company, request that an amount of Additional Registrable Securities be registered on a registration statement filed with the SEC. The term “Additional Registrable Securities” means, as of any time, (i) any shares of New Common Stock beneficially owned by Investors (including as a result of the beneficial ownership of Notes or other derivative securities) whose resale is not then covered by any registration statement that has been filed pursuant to the Registration Rights Agreement and is either effective or is in the process of being cleared by the SEC and (ii) any shares of capital stock of the Company issued or issuable with respect to the Notes or the New Common Stock, as applicable, as a result of any stock dividend, stock split, combination, reorganization and similar event or otherwise, without regard to any limitations on conversion, amortization and/or redemption of the Notes. If the Company receives such notices with respect to an amount of Additional Registrable Securities representing, on an as-converted basis, at least 1.0% of the outstanding shares of New Common Stock, the Company will be required to prepare a registration statement covering the resale of Additional Registrable Securities and, as soon as reasonably practicable, file the registration statement with the SEC. The registration statement must be filed within 30 days after the Company’s receipt of the notice triggering such filing obligation. The registration statement must register for resale at least that number of shares of New Common Stock equal to the amount of Additional Registrable Securities determined as of the business day prior to the date such registration statement is initially filed with the SEC, subject to adjustment as provided in the Stockholders Agreement. Under the Registration Rights Agreement, the Company must provide notice to the Investors of the anticipated filing date of the registration statement not less than five business days prior to the anticipated filing date, and each Investor is required to notify the Company of the number of shares of New Common Stock to be included by it in the registration statement not later than the third business day after receipt of such notice from the Company. The Company will be required to use its commercially reasonable effort to have each such registration statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the date which is the earlier of (x) 90 calendar days after the earlier of the filing date of such registration statement and 30 days after the Company’s receipt of the notice triggering such filing obligation and (y) the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.
The term “Registrable Securities” means the Initial Registrable Securities and the Additional Registrable Securities; provided, however, Registrable Securities shall cease to constitute Registrable Securities to the extent such securities may be sold pursuant to Rule 144 promulgated under the Securities Act (or any similar provision then in force) without regard to volume or manner of sale limitations and constitute less than 2.5% of the outstanding New Common Stock on an as-converted basis and on an aggregate basis.
Underwritten Public Offering. Pursuant to the Registration Rights Agreement, among other things, any Investor holding Registrable Securities whose resale is covered by an effective registration statement filed pursuant to the Registration Rights Agreement may request that the Company perform its obligations under the Registration Rights Agreement in the form of a firm commitment underwritten public offering. The Company, however, will not be obligated to conduct an underwritten public offering unless the aggregate proceeds reasonably anticipated to be generated, net of underwriting discounts and commissions, equals or exceeds $10 million or unless such Underwritten Offering includes all of the Registrable Securities then owned by the requesting Investors.
The Registration Rights Agreement includes customary indemnification provisions.
The foregoing description is a summary and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by this reference.
Transfer Agent and Registrar
The transfer agent and registrar for the New Common Stock is American Stock Transfer & Trust Company, LLC.
Listing
The New Common Stock is presently not traded on any market or recognized exchange.  However, the Company has submitted an application for quotation on the OTC Markets.  The Company will file a current report on Form 8-K announcing when trading on any such platform will begin.

Item 2.

Exhibit Number	Description of Exhibit

3.1*	Articles of Amendment and Restatement of A. M. Castle & Co.

3.2*	Amended and Restated Bylaws of A. M. Castle & Co.

4.1*	Specimen Certificate for the New Common Stock.

10.1*	Stockholders Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of the New Common Stock signatory thereto.
10.2*	Registration Rights Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto.

*Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

A. M. CASTLE & CO.

Date: August 31, 2017	By:	/s/ Marec E. Edgar
Marec E. Edgar
Executive Vice President, Secretary, General Counsel and Chief Administrative Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

3.1*	Articles of Amendment and Restatement of A. M. Castle & Co.

3.2*	Amended and Restated Bylaws of A. M. Castle & Co.

4.1*	Specimen Certificate for the New Common Stock.

10.1*	Stockholders Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of the New Common Stock signatory thereto.
10.2*	Registration Rights Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto.

*Filed herewith.